

August 5, 2011

VIA E-Mail
Ms. Anne D. McCallion
Chief Financial Officer
PennyMac Mortgage Investment Trust
27001 Agoura Road
Calabasas, CA  91301

> **Re:     PennyMac Mortgage Investment Trust**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 7, 2011**
> **File No. 001-34416**

Dear Ms. Anne D. McCallion:

We have reviewed your response letter dated August 3, 2011 and have the following comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Net Investment Income, pages 57 – 59

1.     In the proposed disclosure in response to comment 1, we note that you briefly discuss qualitative information regarding the initial acquisitions of mortgage loans and where they were in the resolution process.  In future filings please expand your disclosures to accompany this discussion with a tabular presentation of your loan pool acquisitions and how they are progressing through the resolution process at quarter-end.

2.       We note your response to comment 1 and your representation that the estimated valuations and management evaluations of mortgage loans are at the pool level and that most metrics to value and monitor the loan portfolio are only applied at the pool level. Please disclose this information in future filings to enable a reader to understand how management applies the key inputs in valuing your mortgage loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have any questions regarding comments.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant